Initial Tender Offer for Shares of ION Media Expires and Citadel Commences Subsequent Offering Period

Chicago – June 4, 2007 – CIG Media LLC and other affiliates of Citadel Investment Group, L.L.C. today announced the completion of the initial offering period of their tender offer for any and all outstanding shares of Class A common stock of ION Media Networks, Inc. (AMEX: ION) at a price of $1.46 net per share in cash.

When the initial offering period of the tender offer expired at 12:00 midnight, New York City time, on June 1, 2007, approximately 40,624,885 shares (including approximately 520,826 shares tendered pursuant to guaranteed delivery procedures) representing approximately 62.1% of the Class A common stock outstanding had been validly tendered.  These shares represent 86.1% of the shares of ION Class A common stock held by the public and, taken together with the 2,724,207 shares held by CIG Media prior to the tender offer and the 15,455,062 shares held by affiliates of Lowell W. Paxson that CIG Media is purchasing pursuant to a call agreement, represent approximately 89.9% of the outstanding shares of ION’s Class A common stock.  All validly tendered shares have been accepted for payment, and payment will be made promptly in accordance with the terms of the offer.

The Citadel affiliates also announced the immediate commencement of a subsequent offering period that will expire at 5:00 p.m., New York City time, on Friday, June 15, 2007.

CIG Media will pay $1.46 net in cash per share of Class A common stock of ION for shares tendered in the subsequent offering period, the same amount as it paid in the initial offering period.  CIG Media will immediately accept all shares validly tendered during the subsequent offering period and will pay for the shares promptly after acceptance, in accordance with the terms of the offer.  ION stockholders tendering shares during the subsequent offering period may not withdraw their shares and cannot deliver their shares using the guaranteed delivery procedures.  All other terms and conditions of the offer remain the same.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  Stockholders of ION are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision with respect to the tender offer.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and other tender offer materials) filed by CIG Media and its affiliates with the Securities and Exchange Commission on May 4, 2007, as amended.  In addition, on May 4, 2007, ION filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission in relation to the tender offer.  Stockholders of ION may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 (toll free).

About Citadel Investment Group

Citadel is a leading institution in the alternative investment management, services and capital markets arenas. Since its founding in 1990, Citadel has expanded to deploy investment capital across a highly diversified set of proprietary investment strategies around the world and to deliver a range of capital markets, alternative investment management and alternative investment services. The Citadel group of companies employ over 1,000 professionals at headquarters in Chicago and across offices around the world, including New York, San Francisco, London, Hong Kong and Tokyo.

About ION Media Networks

ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, and CBS Television, among others. ION Media has also  partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning in June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with several leading media and entertainment companies, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.

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Citadel Media Relations Contact:

Bryan Locke
(312) 395-3285
Bryan.Locke@citadelgroup.com